UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 1, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Editas Medicine, Inc.

File No. 1-37687 - CF#34641

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Editas Medicine, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on January 23, 2017.

Based on representations by Editas Medicine, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 99.1	through January 23, 2020
Exhibit 99.2	through January 23, 2020
Exhibit 99.3	through January 23, 2020
Exhibit 99.4	through October 16, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary